Bradford & Bingley

RECEIVED
2008 MAY -5 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

08002332

22 April 2008

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering
Assistant Manager
Company Secretary's Office

PROCESSED
MAY 12 2008
THOMSON REUTERS

5/8

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

F0427 (02/2007)

Bradford & Bingley plc

Results of Annual General Meeting

At the Annual General Meeting of Bradford & Bingley plc held on 22 April 2008 all of the resolutions set out in the Notice of the Meeting were approved by the shareholders on a show of hands.

Full details of the proxy votes lodged by post and electronically for each resolution are available on our www.bbg.co.uk website.

End

23 April 2008

END

Bradford & Bingley

Bradford & Bingley plc

Interim Management Statement

22 April 2008

"The first quarter of 2008 has seen excellent growth in our retail deposit base. Bradford & Bingley has a strong capital base and has funded its business activities through 2008 and into 2009. We have a focused strategy, and a business model that is adaptable to changing market conditions."
Steven Crawshaw, Group Chief Executive

Funding and liquidity

We continue to fund the bank successfully, and remain funded into 2009, despite on-going difficulties in the wholesale markets. Our diverse funding sources and prudent management policies have served us well, and the expected average life of our mortgage book reflects that of our funding, ensuring our asset and wholesale liability maturities are well matched. The £2bn committed funding facilities we announced at our preliminary results are currently undrawn. Although the medium-term senior funding markets remain uneconomic for mortgage lenders, we continue to use the strength of our franchise to attract retail balances and access secured wholesale money using our high quality mortgage collateral.

Savings

Savings deposit inflows have continued very strongly during 2008, with an increase of £1.9bn to date. Branch savings balances have performed particularly well following increased focus on savings throughout the network. Our other distribution channels have also been successful, attracting new funds to the Group and proving that our well-trusted, established brand is attractive to savers.

Lending volumes

During the first quarter, we managed business levels lower than the same period last year as we repriced our mortgage products to deliberately regulate volumes and widen new business margins. To enhance business quality, we have increased minimum credit requirements and selectively lowered maximum loan-to-value levels. As a result, the new business pipeline is below the same period last year, but in line with our plan for 2008.

Supply has clearly becoming more constrained with the withdrawal of several competitors from the UK mortgage market. However, demand for buy-to-let remains robust, with landlords reporting continuing tenant demand and rising rents.

Net interest margin

Margins on loans written in the second half of 2007 were affected by the emerging liquidity crisis which has impacted the overall Group margin in the first quarter of 2008. Holding a larger proportion of our liquidity in gilts is also affecting the net interest margin.

We have repriced our mortgage products in recent weeks which has widened new business margins considerably, more than compensating for the higher cost of funds on these most recent loans. The impact of this wider margin lending should start to offset the dilution in the second half of the year.

Structured finance portfolio

The structured finance portfolio comprises the bank's investments in PPNs, CDOs, CLOs and SIVs. We have disposed of £111m of PPNs at book value. In the first quarter, losses on these assets that we believe to be permanent increased by a further £38m, which was charged to the Income Statement. This impairment was confined to the SIVs and in conjunction with disposals and restructuring, has reduced the value of SIVs to £11m. Reductions in market values have continued and the reduction in fair value of derivatives within synthetic CDOs and CLOs was £44m, which is required to be charged to the Income Statement. A further redirection of £43m, after tax, has been recorded in the available for sale reserve on the Balance Sheet, being the movement on the remainder of the structured finance portfolio. Following movement in the fair value of derivatives, the net exposure to synthetic CDOs is £94m and synthetic CLOs is £58m.

A more detailed update of the structured finance portfolio is shown in appendix 1.

Credit quality

As we anticipated, arrears levels have continued to rise in the first quarter, reflecting increasing payment strain. Combined with our current assumption that house prices will fall, albeit modestly, in 2008 this has resulted in higher credit impairment provisions. We have significantly increased our management focus on collections processes and treatment of arrears cases in light of the tightening credit conditions.

Board changes

Robert Dickie, Group Operations Director, resigned from the Board with effect from 21 April and will leave Bradford & Bingley on 30 April 2008. The Board would like to thank Robert for his contribution to the Group over the past five years and his considerable achievement in improving our operational capability.

Outlook

Our Savings business continues to perform very well, with a strong start to the second quarter. Demand for buy-to-let mortgages remains high with continuing tenant demand and rising rents. The supply of mortgages to meet this demand is constrained by the lack of funding generally and the withdrawal of several competitors from the mortgage market. We have a focused strategy, and a business model that helps us to respond quickly to changing conditions.

END

Appendix

Structured finance portfolio at 31 March 2008

	Total £m	AAA	AA	A	BBB	CCC & Below	Total
PPNs	442.5	53%	41%	5%	1%	-	100%
Non synth CDOs	27.3	23%	46%	16%	15%	-	100%
Synthetic CDOs	183.6	78%	7%	5%	10%	-	100%
Non synth CLOs	167.9	52%	44%	-	4%	-	100%
Synthetic CLOs	61.7	81%	-	13%	6%	-	100%
SIVs	10.8	-	-	-	-	100%	100%
Credit Funds	67.2	-	-	53%	47%	-	100%
Total	**961.0**	**54%**	**29%**	**9%**	**7%**	**1%**	**100%**

Net value of investments containing embedded derivatives As at 31 March 2008

	£m
Value of synthetic CDO assets	184
Embedded derivative in synthetic CDOs	(90)
Net value of synthetic CDOs	94
Value of synthetic CLO assets	62
Embedded derivative in synthetic CLOs	(4)
Net value of synthetic CLOs	58
Fair value of structure finance portfolio	961
Embedded derivative	(94)
Net value of structured finance port	867

Note : Embedded derivatives within synthetic CDOs and CLOs are recorded as a liability on the Balance Sheet

Analysis of investment by geographic region

	Total £m	UK	Europe	US	Other	Total
PPNs	442.5	55%	41%	4%	-	100%
Non synth CDOs	27.3	-	46%	54%	-	100%
Synthetic CDOs	183.6	2%	28%	70%	-	100%
Non synth CLOs	167.9	-	64%	36%	-	100%
Synthetic CLOs	61.7	-	48%	52%	-	100%
SIVs	10.8	19%	25%	48%	8%	100%
Credit Funds	67.2	2%	90%	7%	1%	100%
Total	**961.0**	**26%**	**46%**	**27%**	**1%**	**100%**

Analysis of investment by type of asset

	Total £m	Mortgage Backed Securities	Asset Backed Securities	Corporate Loans	Other	Total
PPNs	442.5	-	4%	80%	16%	100%
Non synth CDOs	27.3	100%	-	-	-	100%
Synthetic CDOs	183.6	43%	-	57%	-	100%
Non synth CLOs	167.9	-	-	100%	-	100%
Synthetic CLOs	61.7	-	-	100%	-	100%
SIVs	10.8	-	100%	-	-	100%
Credit Funds	67.2	-	-	83%	17%	100%
Total	**961.0**	**11%**	**3%**	**78%**	**8%**	**100%**

Conference call details

Bradford & Bingley will hold a conference call at 0900 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number: +44 (0) 1296 480180
Passcode: 926 452#

48-hr replay dial in: +44 (0) 207 136 9233
Passcode: 46634073

The replay of the conference call will also be available on our website at www.bbg.co.uk

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Disclaimer

21 April 2008

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited, Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**April 2008**	**March 2008**
Outstanding current balance of mortgages	£11,045,166,385	£11,130,405,020
Number of mortgages	87,300	88,137
Average loan balance	£126,520	£126,285
Weighted average current LTV	77.50%	77.51%
Arrears:		
1 month +	2.21%	2.03%
3 months +	1.18%	1.07%
12 months +	0.08%	0.07%
Repossessions	0.16%	0.14%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

18 April 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**April 2008**	**March 2008**
Outstanding current balance of mortgages	£10,569,520,985	£10,646,910,613
Number of mortgages	113,082	113,433
Average loan balance	£93,468	£93,861
Average LTV	61.17%	61.55%
Weighted average HPI LTV	67.80%	67.66%
Arrears:		
1 month +	3.06%	2.78%
3 months +	1.65%	1.50%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Statement

Contrary to press speculation today, Bradford & Bingley announces that it is not intending to issue equity capital by way of a rights issue or otherwise. Bradford & Bingley has a strong capital base, above its regulatory requirements, and as a result of the Board's conservative approach, has funded its business activities through 2008 and into 2009. In the current market environment, the Board will naturally continue to monitor closely the balance sheet strength of the business and its funding plans.

As previously announced, Bradford & Bingley will release its Interim Management Statement on 22 April.

13 April 2008
END

Regulatory Announcement

Go to market news section

RECEIVED

2008 MAY -5 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Annual Information Update
Released	16:45 31-Mar-08
Number	2158R

Bradford & Bingley plc

Annual Information Update - 18 March 2007 to 17 March 2008

This information is provided in accordance with Prospectus Rule 5.2.1. The information referred to below was up to date at the time of publication but some information may now be out of date.

Title	Where document can be viewed.	Description	Date & place of filing	Date of publication
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	20 March 2007 - London Stock Exchange	20 March 2007
Aire Valley Trustee Limited - Master Trust Quarterly Report	Company website- www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 March 2007 - London Stock Exchange	20 March 2007
Annual Information Update	Company website - www.bbg.co.uk	List of documents as required by Prospectus Rule 5.2.1	23 March 2007 - London Stock Exchange	23 March 2007
Supplementary Offering Circular	Company website - www.bbg.co.uk	Supplementary Offering Circular - US$ 20,000,000,000 MTN programme	28 March 2007 - London Stock Exchange	28 March 2007
Form 288c	Companies House	Director Service Address	10 April 2007 - Companies House	10 April 2007
Form 723(SR)	N/A	Confidentiality Order	10 April 2007 - Companies House	10 April 2007
Additional Listing	Company website - www.bbg.co.uk	Additional Block Listing of 800k shares re SAYE scheme	12 April 2007 - London Stock Exchange	12 April 2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	18 April 2007 - London Stock Exchange	18 April 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Lloyds TSB Group plc report decrease in holding to 4.902%	20 April 2007 - London Stock Exchange	20 April 2007
Annual General Meeting - Trading Statement	Company website - www.bbg.co.uk	Trading update Jan - April 2007	24 April 2007 - London Stock Exchange	24 April 2007

Results of the Annual General Meeting	Company website - www.bbg.co.uk	Results of voting at Annual General Meeting	24 April 2007 - London Stock Exchange	24 April 2007
Acquisition of mortgage book	Company website - www.bbg.co.uk	Agreement to acquire prime mortgage portfolio from Kensington Group plc	26 April 2007 - London Stock Exchange	26 April 2007
Special Resolutions and updated Memorandum & Articles of Association	Companies House	Special Resolutions passed at AGM on 24.4.07 and updated copy of Memorandum & Articles of Association	30 April 2007 - Companies House	30 April 2007
Annual Report & Accounts	Companies House	Signed Annual Report & Accounts	01 May 2007 - Companies House	01 May 2007
Board Directorate Change	Company website - www.bbg.co.uk	Roger Hattam and Mark Stevens appointed and Chris Gillespie resigned	01 May 2007 - Companies House	01 May 2007
Annual General Meeting - Special Business	Company website - www.bbg.co.uk	Indicating that copies of two resolutions have been filed with UKLA Document Viewing Facility	3 May 2007 - London Stock Exchange	3 May 2007
Director Declaration	Company website - www.bbg.co.uk	Declarations re LR 9.6.13 on appointment	04 May 2007 - London Stock Exchange	04 May 2007
Resignation of Director	Companies House	Form 288b - C D Gillespie	04 May 2007 - Companies House	04 May 2007
Appointment of Directors	Companies House	Forms 288a - R D Hattam & M Stevens	04 May 2007 - Companies House	04 May 2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	18 May 2007 - London Stock Exchange	18 May 2007
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Share purchase by Stephen Webster as a result of DRIP operation	21 May 2007 - London Stock Exchange	21 May 2007

Notification of major interests in shares	Company website - www.bbg.co.uk	Lloyds TSB Group plc report decrease in holding to 3.986%	8 June 2007 - London Stock Exchange	8 June 2007
Qtrly report re Securitisation - Aire Valley Finance (No.2) plc	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	15 June 2007 - London Stock Exchange	15 June 2007
Blocklisting six monthly return	Company website - www.bbg.co.uk	Report to UKLA on use of blocklisting authority	19 June 2007 - London Stock Exchange	19 June 2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	20 June 2007 - London Stock Exchange	20 June 2007
Aire Valley Trustee Limited - Master Trust Quarterly Report	Company website- www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 June 2007 - London Stock Exchange	20 June 2007
Pre-close Briefing - 21 June 2007	Company website - www.bbg.co.uk	Trading update prior to half year end	21 June 2007 - London Stock Exchange	21 June 2007
Publication of Offering Circular	Company website - www.bbg.co.uk	Offering Circular - US$ 20,000,000,000 MTN programme	5 July 2007 - London Stock Exchange	5 July 2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	18 July 2007 - London Stock Exchange	18 July 2007
Interim results for half year ended 30 June 2007	Company website- www.bbg.co.uk	Half yearly financial results (incl. appointment of M. Buckley)	26 July 2007 - London Stock Exchange	26 July 2007
Supplementary Offering Circular	Company website - www.bbg.co.uk	Supplementary Offering Circular - US$ 20,000,000,000 MTN programme	27 July 2007 - London Stock Exchange	27 July 2007
Director Declaration	Company website - www.bbg.co.uk	Declarations re Michael Buckley and LR 9.6.13 on appointment	2 August 2007 - London Stock Exchange	2 August 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Barclays PLC report decrease in holding to below 3%	16 August 2007 - London Stock Exchange	16 August 2007
Form 288a	Companies House	Appointment of director	16 August 2007 - Companies House	16 August 2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	20 August 2007 - London Stock Exchange	20 August 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Barclays PLC report increase in holding to 3.03%	21 August 2007 - London Stock Exchange	21 August 2007
Form 169 - Purchase of own shares	Companies House	Return by a company purchasing its own shares	28 August 2007 - Companies House	28 August 2007

288c - Change of particulars for director	Companies House	Change of address of director	3 September 2007 - Companies House	3 September 2007
Total voting rights	Company website - www.bbg.co.uk	Month end report on change to total voting rights as a result of buy-back	3 September 2007 - London Stock Exchange	3 September 2007
Form 169 - Purchase of own shares	Companies House	Return by a company purchasing its own shares	10 September 2007 - Companies House	10 September 2007
Qtrly report re Securitisation - Aire Valley Finance (No.2) plc	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	17 September 2007 - London Stock Exchange	17 September 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Legal & General report increase in holding to 4.00%	17 September 2007 - London Stock Exchange	17 September 2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	19 September 2007 - London Stock Exchange	19 September 2007
Aire Valley Trustee Limited - Master Trust Quarterly Report	Company website- www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 September 2007 - London Stock Exchange	20 September 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Barclays PLC report decrease in holding to below 3%	20 September 2007 - London Stock Exchange	20 September 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Lloyds TSB Group Plc report decrease in holding to below 3%	24 September 2007 - London Stock Exchange	24 September 2007
Covered Bond Placing	Company website - www.bbg.co.uk	Confirmation of placing of two year covered bond through ABN AMRO	24 September 2007 - London Stock Exchange	24 September 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Prudential plc report holding of 5.31%	27 September 2007 - London Stock Exchange	27 September 2007
Total voting rights	Company website - www.bbg.co.uk	Month end report on change to total voting rights as a result of buy-back	1 October 2007 - London Stock Exchange	1 October 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Standard Life Investments Ltd report holding of 3.217%	10 October 2007 - London Stock Exchange	10 October 2007
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Share purchase by Stephen Webster as a result of DRIP operation	11 October 2007 - London Stock Exchange	11 October 2007
Form 169 - Purchase of own shares	Companies House	Return by a company purchasing its own shares	16 October 2007 - Companies House	16 October 2007
Notification of major	Company website -	Barclays PLC report	18 October 2007 -	18 October

interests in shares	www.bbg.co.uk	holding of 5.07%	London Stock Exchange	2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	18 October 2007 - London Stock Exchange	18 October 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Barclays PLC report decrease in holding to below 3%	26 October 2007 - London Stock Exchange	26 October 2007
Cancellation of bonds	Company website - www.bbg.co.uk	Cancellation of bonds - Swiss Francs	29 October 2007 - London Stock Exchange	29 October 2007
Total voting rights	Company website - www.bbg.co.uk	Month end report on change to total voting rights as a result of buy-back	1 November 2007 - London Stock Exchange	1 November 2007
Form 169 - Purchase of own shares	Companies House	Return by a company purchasing its own shares	7 November 2007 - Companies House	7 November 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Standard Life Investments Ltd report holding of 5.715%	7 November 2007 - London Stock Exchange	7 November 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Barclays PLC report holding of 3.02%	19 November 2007 - London Stock Exchange	19 November 2007
Sale of Housing Association loan book	Company website - www.bbg.co.uk	Sale of Housing Association loan book for £2.2bn	20 November 2007 - London Stock Exchange	20 November 2007
Sale of Commercial Property loans	Company website - www.bbg.co.uk	Sale of Commercial Prperty loans for £2bn	20 November 2007 - London Stock Exchange	20 November 2007
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	20 November 2007 - London Stock Exchange	20 November 2007
Form 169 – Purchase of own shares	Companies House	Return by company purchasing its own shares	26 November 2007 – Companies House	26 November 2007
Pre-close Briefing	Company website – www.bbg.co.uk	Pre-close briefing	29 November 2007 – London Stock Exchange	29 November 2007
Supplementary Offering Circular	Company website – www.bbg.co.uk	Notification of supplementary offering circular	3 December 2007 – London Stock Exchange	3 December 2007
Blocklisting six monthly return	Company website - www.bbg.co.uk	Report to UKLA on use of blocklisting authority	17 December 2007 - London Stock Exchange	17 December 2007
Qtrly report re	Company website -	Quaterly changes to	17 December	17 December

Securitisation - Aire Valley Finance (No.2) plc	www.bbg.co.uk	portfolio characteristics	2007 - London Stock Exchange	2007
Cancellation of bonds	Company website - www.bbg.co.uk	Cancellation of bonds – Swiss Francs	17 December 2007 - London Stock Exchange	17 December 2007

Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	18 December 2007 - London Stock Exchange	18 December 2007
Aire Valley Trustee Limited - Master Trust Quarterly Report	Company website- www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 December 2007 - London Stock Exchange	20 December 2007
Cancellation of bonds	Company website - www.bbg.co.uk	Cancellation of bonds – Swiss Francs	24 December 2007 - London Stock Exchange	24 December 2007
Form 288b	Companies House	Appointment of director	3 January 2008 - Companies House	3 January 2008
Notification of major interests in shares	Company website - www.bbg.co.uk	INVESCO Limited report increase in holding to 5.09%	7 January 2008 - London Stock Exchange	7 January 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	18 January 2008 - London Stock Exchange	18 January 2008
Notification of major interests in shares	Company website - www.bbg.co.uk	INVESCO Limited report decrease in holding to 4.97%	30 January 2008 - London Stock Exchange	30 January 2008
Notification of major interests in shares	Company website - www.bbg.co.uk	INVESCO Limited report increase in holding to 5.08%	4 February 2008 - London Stock Exchange	4 February 2008
Preliminary Results to 31 Dec 2007	Company website - www.bbg.co.uk	Final results for the full year	13 February 2008 – London Stock Exchange	13 February 2008
Supplementary Offering Circular	Company website - www.bbg.co.uk	Supplementary Offering Circular - US$ 20,000,000,000 MTN programme	14 February 2008 - London Stock Exchange	14 February 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website- www.bbg.co.uk	Monthly changes to portfolio characteristics	19 February 2008 - London Stock Exchange	19 February 2008

Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Share allocations under the terms of the Executive Incentive Scheme 2007 and Executive Incentive Plan 2007	21 February 2008 - London Stock Exchange	21 February 2008
Notification of major interests in shares	Company website - www.bbg.co.uk	INVESCO Limited report decrease in holding to 4.83%	25 February 2008 - London Stock Exchange	25 February 2008
Form 363	Companies House	Annual Return	11 March 2008 – Companies House	11 March 2008
Annual Report & Accounts	Company website - www.bbg.co.uk	Notification that Annual Report & Accounts of the Company published on Group website	12 March 2008 - London Stock Exchange	12 March 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Sale of shares originally awarded under the terms of 2004 Executive Incentive Plan	14 March 2008 - London Stock Exchange	14 March 2008
Qtrly report re Securitisation - Aire Valley Finance (No.2) plc	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	17 March 2008 - London Stock Exchange	17 March 2008
Further re Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Correction to previous announcement on 14 March	17 March 2008 - London Stock Exchange	17 March 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Options granted under the terms of Bradford & Bingley plc Sharesave Scheme	17 March 2008 - London Stock Exchange	17 March 2008

Buy back announcements

Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	26 July 2007 - London Stock Exchange	26 July 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 1,000,000 Bradford & Bingley plc shares	27 July 2007 - London Stock Exchange	27 July 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	30 July 2007 - London Stock Exchange	30 July 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	1 August 2007 - London Stock Exchange	1 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	2 August 2007 - London Stock Exchange	2 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	14 August 2007 - London Stock Exchange	14 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 750,000 Bradford & Bingley plc shares	15 August 2007 - London Stock Exchange	15 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 1,000,000 Bradford & Bingley plc shares	16 August 2007 - London Stock Exchange	16 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	21 August 2007 - London Stock Exchange	21 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	22 August 2007 - London Stock Exchange	22 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	24 August 2007 - London Stock Exchange	24 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	28 August 2007 - London Stock Exchange	28 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	29 August 2007 - London Stock Exchange	29 August 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	3 September 2007 - London Stock Exchange	3 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	6 September 2007 - London Stock Exchange	6 September 2007
Transaction in own	Company website-	Purchase of 1,000,000	7 September 2007	7 September

shares	www.bbg.co.uk	Bradford & Bingley plc shares	- London Stock Exchange	2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	10 September 2007 - London Stock Exchange	10 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	11 September 2007 - London Stock Exchange	11 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	12 September 2007 - London Stock Exchange	12 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 750,000 Bradford & Bingley plc shares	13 September 2007 - London Stock Exchange	13 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 1,000,000 Bradford & Bingley plc shares	14 September 2007 - London Stock Exchange	14 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	26 September 2007 - London Stock Exchange	26 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	28 September 2007 - London Stock Exchange	28 September 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	1 October 2007 - London Stock Exchange	1 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	2 October 2007 - London Stock Exchange	2 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	3 October 2007 - London Stock Exchange	3 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	5 October 2007 - London Stock Exchange	5 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	9 October 2007 - London Stock Exchange	9 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	12 October 2007 - London Stock Exchange	12 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	16 October 2007 - London Stock Exchange	16 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	17 October 2007 - London Stock Exchange	17 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc	19 October 2007 - London Stock	19 October 2007

		shares	Exchange	
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 500,000 Bradford & Bingley plc shares	22 October 2007 - London Stock Exchange	22 October 2007
Transaction in own shares	Company website- www.bbg.co.uk	Purchase of 250,000 Bradford & Bingley plc shares	29 October 2007 - London Stock Exchange	29 October 2007

The following Medium Term notes have not been listed on the London Stock Exchange and investors can only receive a copy of the Final Terms document from either the Dealer or the Company Secretary of the Issuer.

Series No.	Prinicpal Amount	US$ Equivalent	Dealer	Value Date	Maturity Date	
300	£4,000,000	$7,776,800	UBS	30/03/2007	17/12/2012	3 m
301	HKD 200,000,000	$25,604,048	Barclays Bank PLC	30/04/2007	30/04/2010	3 month HK
302	HKD 200,000,000	$25,575,446	The Royal Bank of Scotland plc	30/04/2007	30/04/2010	3 month HK
304	£2,000,000	$3,964,000	UBS Limited	18/05/2007	02/03/2013	6 mor
306	£2,000,000	$3,930,000	UBS Limited	15/06/2007	17/12/2012	3 m
307	£8,000,000	$16,240,000	UBS Limited	20/07/2007	02/03/2013	6 mont
309	£8,000,000	$16,240,000	UBS Limited	14/09/2007	02/03/2013	6 mor

END

Close

20 March 2008

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited, Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**March 2008**	**December 2007**
Outstanding current balance of mortgages	£11,130,405,020	£11,490,216,582
Number of mortgages	88,137	91,250
Average loan balance	£126,285	£125,920
Weighted average current LTV	77.51%	77.60%
Arrears:		
1 month +	2.03%	1.99%
3 months +	1.07%	0.77%
12 months +	0.07%	0.04%
Repossessions	0.14%	0.11%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Annual Report & Accounts and Annual General Meeting documentation

Two copies of the Annual Report and Accounts 2007, Notice of Annual General Meeting and Form of Proxy posted to shareholders in connection with the Annual General Meeting of Bradford & Bingley plc to be held on 22 April 2008, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility. The Annual Report and Accounts 2007 and Notice of Annual General Meeting are also available on the www.bbg.co.uk website.

End
18 March 2008

END

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